1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

October 11, 2017

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)

File Nos. 333-155395, 811-22250

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on a supplement dated March 7, 2017 (the “Supplement”) to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”) dated October 31, 2016. The Supplement relates to the PIMCO Total Return Active Exchange-Traded Fund, which is now known as the PIMCO Active Bond Exchange-Traded Fund (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Capitalized terms used below that are undefined have the same meaning as set forth in the Supplement.

Comment 1: The Fund invests under normal circumstances at least 80% of its assets in “a diversified portfolio of Fixed Income Instruments of varying maturities.” Revise this policy to replace “Fixed Income Instruments” with “bonds” since “Bond” will be used in the Fund’s name.

Response: The Registrant’s response, set forth below, is substantially identical to the response provided to similar comments to various filings of PIMCO-advised open-end investment companies, most recently PIMCO Variable Insurance Trust Post-Effective Amendment No. 82.1

The Registrant does not believe that its use of the term “Fixed Income Instruments” rather than “bonds” in describing the Fund’s investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for

[1]

See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 82, at comment 19 (June 28, 2016).

Anu Dubey October 11, 2017 Page 2

funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “… a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

The capitalized term “Fixed Income Instruments” is defined prominently in the Characteristics and Risks of Securities and Investment Techniques section of the Fund’s Prospectus to include a variety of debt instruments. The Registrant believes that this disclosure adequately describes what the Fund considers to be a “bond” for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Comment 2: The Fund is adopting a names rule policy pursuant to Rule 35d-1. To the extent derivatives are counted towards compliance with the 80% names rule policy, confirm that derivatives are valued at market value, not notional value.

Response: The Registrant’s response, set forth below, is substantially identical to the response provided to a similar comment to the Registrant’s Post-Effective Amendment No. 100 and various filings of PIMCO-advised open-end investment companies, most recently PIMCO Equity Series’ Post-Effective Amendment No. 42.2

The Fund will count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Fund is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative (collectively, “Market Value Derivatives”). With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the derivative in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value (collectively, “Notional Value Derivatives”). For purposes of monitoring the Fund’s compliance with its 80% investment policy, the aggregated securities and instruments (including the derivatives noted above) that are suggested by the Fund’s name are divided by the value of the Fund’s net assets plus borrowings for investment purposes.

[2]

See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 100, at comment 1 (Nov. 17, 2014); see, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, SEC, Responding to Comments on PIMCO Equity Series’ Post-Effective Amendment No. 42, at comment 3 (March 6, 2017) (collectively, the “Prior Response on Valuing Derivatives”).

Anu Dubey October 11, 2017 Page 3

Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.3 The SEC adopted Rule 35d-1 to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis. Furthermore, the requirement that a fund with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”4 The SEC adopted the rule so that investors were more fully informed about the type of investments to be made by the fund and the potential returns of those investments.

The SEC, however, did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.5 In fact, as recently as 2011, the SEC requested comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.6 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether a fund is

[3]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

[4]	35d-1 Adopting Release at Sec. I.

[5]

We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Registrant respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Registrant respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

[6]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”).

Anu Dubey October 11, 2017 Page 4

diversified, exposed to securities-related issuers, or is concentrated in a particular industry,7 while noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.8 The Registrant believes the Derivatives Release indicates the SEC understands that notional value may be an acceptable way to value derivatives for certain purposes and, absent a clear directive to the contrary, that the SEC has not disapproved of the use of notional value in appropriate contexts, such as for purposes of aggregating relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name where the derivative provides exposure to the underlying asset equal to the notional value. Indeed, using notional value to calculate the value of Notional Value Derivatives in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name, is a better indicator of potential investment return and more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

The Registrant believes this approach is further supported by language in the Rule 35d-1 adopting release. As originally proposed, the rule would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.9 In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments.10 The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”11 Similarly, the adopting release stated that a fund with a name indicating an investment emphasis in a country or geographic region is permitted to count any investment, including derivatives, towards the 80% basket if such investment “would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”12

[7]	Derivatives Release at Secs. III.B.1., IV.D and V.C.

[8]	See Derivatives Release at n. 16.

[9]	35d-1 Adopting Release at n.13.

[10]	Id.

[11]	Id.

[12]	See 35d-1 Adopting Release at n. 26.

Anu Dubey October 11, 2017 Page 5

The Registrant believes these statements indicate that Rule 35d-1 is intended to ensure applicable fund names inform the investor of the “economic characteristics” and “economic fortunes and risks” of the fund’s investments based on investment exposure, not the mark-to-market value of the fund’s investments. For Notional Value Derivatives, the notional value is indicative of the potential return on a particular underlying asset, which means the notional value provides the most accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.13 If the Fund were to count only the mark-to-market value of Notional Value Derivatives for purposes of aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name, such calculation would not fully reflect the “economic characteristics” or “economic fortunes and risks” of the underlying assets to which the Fund is exposed by means of Notional Value Derivatives.

Accordingly, the Registrant believes using the notional value to calculate the value of Notional Value Derivatives in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name is appropriate because the Fund’s exposure to the underlying assets is equal to the full notional value of the Notional Value Derivatives. By using a different measure of value (e.g., mark-to-market) with respect to Notional Value Derivatives, the Registrant believes the Fund faces the possibility that the Fund’s name, and ultimately its investors, will not take into account potential future gains and losses associated with the Fund’s Notional Value Derivatives, and that the Fund’s return could differ from the investments suggested by the Fund’s name.

As noted in our Prior Response on Valuing Derivatives, for purposes of monitoring the Fund’s compliance with its Rule 35d-1 80% investment policy, the aggregated securities and instruments (including derivatives) that are suggested by the Fund’s name are divided by the value of the Fund’s net assets plus borrowings for investment purposes. In other words, for purposes of the 80%

[13]

See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Registrant believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name.

Anu Dubey October 11, 2017 Page 6

calculation, each derivative suggested by the Fund’s name is, for purposes of the numerator of the 80% calculation, either a Market Value Derivative or a Notional Value Derivative (as such terms are defined and explained in part (i) of this response) because the Fund’s exposure to the underlying asset is equal to the market value or notional value, respectively. The denominator of the 80% calculation is the Fund’s net assets plus borrowings for investment purposes, which takes derivatives at their market value because the rule includes the defined term “Assets” as a reference to net assets for purposes of the 80% calculation which implies that the denominator should be measured at market value.

*                         *                        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP